UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-20199

Express Scripts, Inc., as Issuer and each Subsidiary Guarantor listed in Annex A hereto

(Exact name of registrant as specified in its charter)

One Express Way St. Louis, MO 63121 314-996-0900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.25% Senior Notes Due 2012

Guarantees of 5.25% Senior Notes Due 2012

6.25% Senior Notes Due 2014

Guarantees of 6.25% Senior Notes Due 2014

3.125% Senior Notes Due 2016

Guarantees of 3.125% Senior Notes Due 2016

7.25% Senior Notes Due 2019

Guarantees of 7.25% Senior Notes Due 2019

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

5.25% Senior Notes Due 2012: 69

Guarantees of 5.25% Senior Notes Due 2012: 69

6.25% Senior Notes Due 2014: 71

Guarantees of 6.25% Senior Notes Due 2014: 71

3.125% Senior Notes Due 2016: 76

Guarantees of 3.125% Senior Notes Due 2016: 76

7.25% Senior Notes Due 2019: 44

Guarantees of 7.25% Senior Notes Due 2019: 44

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned registrants have each caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 8, 2012	EXPRESS SCRIPTS, INC.

	By:	/s/ Jeffrey Hall
Jeffrey Hall President and Chief Accounting Officer

AIRPORT HOLDINGS, LLC ESI REALTY, LLC

	By:	Express Scripts, Inc., as sole Member

	By:	/s/ Jeffrey Hall
	Name: Title:	Jeffrey Hall President

BYFIELD DRUG, INC.

CARE CONTINUUM, INC.

CFI OF NEW JERSEY, INC.

CHESAPEAKE INFUSION, INC.

CURASCRIPT PBM SERVICES, INC.

DIVERSIFIED PHARMACEUTICAL SERVICES, INC.

ESI ACQUISITION, INC.

ESI CLAIMS, INC.

ESI ENTERPRISES, LLC

ESI MAIL ORDER PROCESSING, INC.

EXPRESS SCRIPTS PHARMACEUTICAL PROCUREMENT, LLC

EXPRESS SCRIPTS SERVICES COMPANY

FRECO, INC.

FREEDOM SERVICE COMPANY, LLC

HEALTHBRIDGE, INC.

HEALTHBRIDGE REIMBURSEMENT AND PRODUCT SUPPORT, INC.

iBIOLOGIC, INC.

IVTX, INC.

LYNNFIELD COMPUNDING CENTER, INC.

LYNNFIELD DRUG, INC.

MATRIX GPO LLC

NATIONAL PRESCRIPTION ADMINISTRATORS, INC.

PRIORITY HEALTHCARE CORPORATION

PRIORITY HEALTHCARE CORPORATION WEST

PRIORITY HEALTHCARE DISTRIBUTION, INC.

PRIORITY HEALTHCARE PHARMACY, INC.

PRIORITYHEALTHCARE.COM, INC.

SINUSPHARMACY, INC.

SPECIALTY INFUSION PHARMACY, INC.

SPECTRACARE, INC.

SPECTRACARE HEALTH CARE VENTURES, INC.

SPE CTRACARE INFUSION PHARMACY, INC.

VALUE HEALTH, INC.

YOURPHARMACY.COM, INC.

	By:	/s/ Jeffrey Hall
	Name: Title:	Jeffrey Hall President

EXPRESS SCRIPTS CANADA HOLDING, LLC

	By:	/s/ Jeffrey Hall
	Name:	Jeffrey Hall
	Title:	Chairman

CURASCRIPT, INC.

ESI MAIL PHARMACY SERVICE, INC.

EXPRESS SCRIPTS SENIOR CARE, INC.

EXPRESS SCRIPTS SENIOR CARE HOLDINGS, INC.

EXPRESS SCRIPTS SPECIALTY DISTRIBUTION SERVICES, INC.

EXPRESS SCRIPTS UTILIZATION MANAGEMENT CO.

MOORESVILLE ON-SITE PHARMACY, LLC

By:	/s/ Kelley Elliott
Name:	Kelley Elliott
Title:	Treasurer

CONECTYOURCARE COMPANY LLC CONNECTYOURCARE, LLC EXPRESS SCRIPTS CANADA HOLDING, CO.

By:	/s/ Keith J. Ebling
Name:	Keith J. Ebling
Title:	Vice President

EXPRESS SCRIPTS MSA, LLC EXPRESS SCRIPTS WC, INC.

By:	/s/ Matthew Harper
Name:	Matthew Harper
Title:	Treasurer

ESI-GP HOLDINGS, INC. ESI RESOURCES, INC.

By:	/s/ Matt Dietrich
Name:	Matt Dietrich
Title:	Vice President

SPECTRACARE OF INDIANA

By:	Spectracare, Inc., as Partner

By:	/s/ Jeffrey Hall
Name:	Jeffrey Hall
Title:	President

By:	Care Continuum, Inc., as Partner

By:	/s/ Jeffrey Hall
Name:	Jeffrey Hall
Title:	President

ESI PARTNERSHIP

By:	Express Scripts, Inc., as Partner

By:	/s/ Jeffrey Hall
Name:	Jeffrey Hall
Title:	President

By:	ESI-GP Holdings, Inc., as Partner

By:	/s/ Matt Dietrich
Name:	Matt Dietrich
Title:	Vice President

Annex A

Name*	Commission File No.

Airport Holdings, LLC	333-159654-53

Byfield Drug, Inc.	333-159654-52

Care Continuum, Inc.	333-159654-51

CFI of New Jersey, Inc.	333-159654-50

Chesapeake Infusion, Inc.	333-159654-49

ConnectYourCare Company, LLC	333-159654-48

ConnectYourCare, LLC	333-159654-47

CuraScript, Inc.	333-159654-46

CuraScript PBM Services, Inc.	333-159654-45

Diversified Pharmaceutical Services, Inc.	333-159654-44

ESI Acquisition, Inc.	333-159654-56

ESI Claims, Inc.	333-159654-54

ESI Enterprises, LLC	333-159654-01

ESI-GP Holdings, Inc.	333-159654-43

ESI Mail Order Processing, Inc.	333-159654-57

ESI Mail Pharmacy Service, Inc.	333-159654-42

ESI Partnership	333-159654-41

ESI Realty, LLC	333-159654-40

ESI Resources, Inc.	333-159654-39

Express Scripts Canada Holding, Co.	333-159654-38

Express Scripts Canada Holding, LLC	333-159654-55

Express Scripts MSA, LLC	333-159654-05

Express Scripts Pharmaceutical Procurement, LLC	333-159654-37

Express Scripts Services Company	333-159654-36

Express Scripts Senior Care, Inc.	333-159654-35

Express Scripts Senior Care Holdings, Inc.	333-159654-34

Express Scripts Specialty Distribution Services, Inc.	333-159654-33

Express Scripts Utilization Management Co.	333-159654-32

Express Scripts WC, Inc.	333-159654-22

Freco, Inc.	333-159654-31

Freedom Service Company, LLC	333-159654-30

Healthbridge, Inc.	333-159654-29

Healthbridge Reimbursement and Product Support, Inc.	333-159654-28

iBiologic, Inc.	333-159654-02

*	The address of the principal executive office for each of these additional registrants is One Express Way, St. Louis, Missouri 63121. Their telephone number is (314) 996-0900.

IVTx, Inc.	333-159654-27

Lynnfield Compounding Center, Inc.	333-159654-26

Lynnfield Drug, Inc.	333-159654-25

Matrix GPO LLC	333-159654-24

Mooresville On-Site Pharmacy, LLC	333-159654-23

National Prescription Administrators, Inc.	333-159654-21

Priorityhealthcare.com, Inc.	333-159654-16

Priority Healthcare Corporation	333-159654-15

Priority Healthcare Corporation West	333-159654-14

Priority Healthcare Distribution, Inc.	333-159654-13

Priority Healthcare Pharmacy, Inc.	333-159654-12

Sinuspharmacy, Inc.	333-159654-11

Specialty Infusion Pharmacy, Inc.	333-159654-10

Spectracare, Inc.	333-159654-09

Spectracare Health Care Ventures, Inc.	333-159654-08

Spectracare of Indiana	333-159654-07

Spectracare Infusion Pharmacy, Inc.	333-159654-06

Value Health, Inc.	333-159654-04

YourPharmacy.com, Inc.	333-159654-03